Reply Attention of William L. Macdonald
Direct Tel. 604.643.3118
EMail Address wlm@cwilson.com
Our File No. 28430-1 / D/WLM/669453.1

January 18, 2005

BY EDGAR AND COURIER

MAIL STOP 0407
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
USA

Attention: Larry Spirgel, Assistant Director

Dear Sirs/Mesdames:

Re: Netfone, Inc. (the "Company") Registration Statement on Form SB-2 Filed: December 1, 2004

Thank you for your letter of December 29, 2004 with your comments on the Company's Registration Statement on Form SB-2, filed December 1, 2004. For your ease of reference, our responses to your comments are numbered in a corresponding manner.

Form SB-2

1. The footnote to the registration fee table in the Amended Registration Statement has been revised pursuant to your comment.

Outside Front Cover Page

2. The Amended Registration Statement has been revised to clarify that the purpose of this offering is to enable the Company to become public in order to facilitate the trading or quotation of the Company's stock.

3. This section of the Amended Registration Statement has been revised pursuant to your comment.

4. The information referred to in your comment has been deleted from the outside front cover of the Amended Registration Statement.

Risk Factors, page 6

We have been unable to fund our operations with internally generated funds .... page 6

5. This risk factor has been revised to more explicitly state the funds required by the Company to operate and develop its business and this relationship to the amount of future financing required for the fiscal year ended September 30, 2005.

The loss of Rafeh Hulays or any of the present directors .... page 7

6. The risk factors referred to in your comment pertain to two different risks. The first risk factor is specific to the Company's current directors/officers whereas the second risk factor is in regards to the Company's overall personnel needs and such needs going forward. The Company currently employs one individual on a full time basis as its sole employee (not including the Company's officers). The status of this individual, Mr. Jan Forcier, as the Company's sole current employee has been made more explicit.

7. The Company is not of the view that Mr. Hulays' lack of financial accounting experience is a material risk at the present time, given the Company's early stages of development, lack of revenues, and straightforward accounting requirements. In addition, we have been advised that the Company's independent auditor has not expressed any concern in a management letter in regards to this.

The VOIP telephony market is subject to rapid technological change .... page 7

8. The risk factor has been revised pursuant to your comment.

We are a small company with limited resources .... page 8

9. The risk factors referred to in your comment have been combined.

We rely on subcontractors .... page 9

10. The risk factor has been revised in regards to the Company's subcontractors pursuant to your comment.

We will rely on third party network service providers .... page 9

11. The risk factor in regards to the Company's dependence on third party network service providers has been revised pursuant to your comment.

If we do not develop and maintain successful partnerships for VOIP telephony .... page 10

12. The risk factor has been revised pursuant to your comment in regard to potential difficulties with partnerships that the Company may establish.

The failure of IP networks to meet the reliability.... page 10

13. The risk factor has been revised to clarify the issues raised in your comment.

Future legislation or regulation of the internet.... page 10

14. The risk factor has been revised pursuant to your comment in regards to the absence of 911 services.

Sales of a substantial number of shares .... page 12

15. As noted in your comment, the Company is registering 4,000,000 currently outstanding shares, out of 12,000,000 currently outstanding shares. Given that 4,000,000 of 12,000,000 is one-third, this is how the Company arrived at the 33% figure that was provided for in the Registration Statement.

Other risks, page 13

16. The risk factor has been revised pursuant to your comment to include a reference to subsidiaries.

Forward-Looking Statements, page 13

17. The reference to the Private Securities Litigation Reform Act of 1995 was not intended to imply that it was available, but was intended to help define what constituted "forward-looking statements". In any event, as the Private Securities Litigation Reform Act of 1995 is not available, its reference has been deleted pursuant to your comment.

Determination of Offering Price, page 14

18. We confirm that the offering price of $0.05 per share was based on the private placement price that occurred on August 31, 2004. As you have noted, the common shares issued in that private placement had two warrants attached. However, the warrants do not have any intrinsic value until fair market value of the shares of the Company's common stock exceeds the warrant exercise price. As a consequence, the warrants are currently valueless. Therefore, the Company determined that the offering price of $0.05 per share was an accurate estimate in the circumstances. The Amended Registration Statement has been revised to make these facts more explicit.

19. The Amended Registration Statement has been revised pursuant to your comment. Please note that the issuance of additional equity securities by the Company will only result in a significant dilution if the Company issues a significant amount of securities.

Private Placements, page 15

August 2004 Private Placement, page 15

20. Note 4 to the Company's financial statements was incorrect and has been revised as indicated in the revised financial statements that have been filed with the Amended Registration Statement.

Plan of Distribution, page 17

21. We advise that all selling shareholders have been disclosed in the Amended Registration Statement pursuant to item 507 of Regulation S-B. As noted, the Registration Statement specifically stated "in the event of" a transfer to a "pledgee, donee or transferee". We are not currently aware of any "pledgee, donee or transferee" at the current time. If there was such a selling stockholder, the Company confirms its understanding of its obligation to disclose this.

22. We have been advised that the Company is not aware of any of the selling shareholders having pledged, or intending to pledge, the registered shares prior to the effectiveness of the Registration Statement.

23. The Amended Registration Statement has been revised pursuant to your comment to delete the reference to incorporation by reference.

Management, page 19

Business Experience, page 19

24. The Amended Registration Statement has been revised pursuant to your comment to disclose the periods during which the Company's directors and officers held the positions indicated.

Directors and Executive Officers of Netfone, page 19

25. We have been advised that the Company is not currently soliciting any additional members for its board of directors. The Company recognizes the fact that it has only two directors and deadlocks may occur in such a situation. This may occur in regards to corporate governance or other matters. However, the Company does not feel that this presents a material risk at the current time given the Company's early stages of development. Numerous public companies have an even number of directors on their boards and do not disclose this as a material risk factor.

Security Ownership of Certain Beneficial Owners and Management, page 20

26. A risk factor has been included in the "Risk Factors" section pursuant to your comment in regards to the significant ownership interests of the Company's directors and officers.

27. The beneficial ownership table in the Amended Registration Statement has been revised to include those shareholders who may exceed the 5% threshold based upon the exercise of any Series A and B warrants which they hold.

Description of Business, page 23

28. The Amended Registration Statement has been revised pursuant to your comment to discuss the Company's Canadian markets.

29. The Amended Registration Statement has been revised pursuant to your comment to discuss the status of the Company's operations.

30. The Company is of the view that its agreement with Xiptel is not a material contract. Xiptel is only a potential vendor to the Company, for services which are only a small component of the Company's planned service offerings. The agreement is not material in that from a financial stand point the Company's obligations are very minimal.

Under the terms of the agreement the Company may buy licenses in 25 license block. The duration of the licenses are 3 years and the fees are: US $34.44 per year per residential license. Therefore the Company's obligation is $2583 over the three year period, which the Company has already paid for the first year. So the outstanding amount due is $1722. Any figures disclosed by Xiptel are ostensibly an indication of the total worth of the contract from their perspective, not the Company's, and so obviously not something that the Company is in a position to be able to comment on. There are no penalties that may be imposed upon the Company under any of the terms of the agreement.

Business Development During Last Three Years, page 23

31. The Amended Registration Statement has been revised with an expanded discussion of the terminal adapters and their associated costs.

32. The Amended Registration Statement has been revised pursuant to your comment to more fully discuss the VOIP services.

33. The reference to "two flavors" has been deleted and the Amended Registration Statement has been revised pursuant to your comment.

34. The Amended Registration Statement has been revised with disclosure of the Company's pricing structure.

35. The Amended Registration Statement has been revised pursuant to your comment.

Competitive Factors, page 25

36. The Amended Registration Statement has been revised to clarify the services of the Company's competitors.

37. The Amended Registration Statement has been revised pursuant to your comment.

VOIP Platform, page 25

38. The Amended Registration Statement has been revised for the clarification noted in your comment.

39. The Amended Registration Statement has been revised to further elaborate on "pre-paid services".

Marketing, page 25

40. The Amended Registration Statement has been revised to identify "ASP".

41. The Amended Registration Statement has been revised to more specifically identify the Company's marketing efforts.

Sales, page 26

42. The Amended Registration Statement has been revised for greater detail regarding a potential overseas sales initiative.

43. The Amended Registration Statement has been revised pursuant to your comment.

44. The Amended Registration Statement has been revised pursuant to your comment to expand upon the involvement of service providers and resellers.

Employees, page 27

45. The Amended Registration Statement has been reconciled pursuant to your comment.

Management's Discussion and Analysis or Plan of Operation, page 28

Review of Operations/Plan of Operations, page 28

46. The Amended Registration Statement has been revised to disclose the Company's "going public" issues and incentives.

Plan of Operation, page 28

47. The Amended Registration Statement has been revised to expand upon the Company's plan of operation for the next twelve months.

48. The Amended Registration Statement has been revised to expand upon the management fees paid.

49. The Amended Registration Statement has been revised to clarify the references noted in your comment.

Financial Condition, Liquidity and Capital Resources, page 28

50. The Amended Registration Statement has been revised to clarify that the Company "may" use shareholder loans or borrowing in the future.

Cash Requirements, page 29

51. The discussion of the Company's cash requirements in the Amended Registration Statement has been revised in regards to the minimum and maximum ongoing expenses, the need for additional funds, the nature of the marketing and promotional activities to be undertaken and the relationship of the Company's current cash on hand in regards to its future expenses.

52. The disclosure referred to in your comment has been revised to ensure consistency in regards to the Company's additional financing requirements and going concern issues.

53. Disclosure in regards to the August, 2004 Regulation S financing has been included in this section of the Amended Registration Statement. As noted, the investors in this financing are the selling shareholders listed in the Amended Registration Statement. We advise, supplementally, that the investors in the financing were all personal friends, associates, or business acquaintances of the Company's directors and officers.

Application of Critical Accounting Policies, page 30

54. The discussion of the application of critical accounting policies in the Amended Registration Statement has been revised pursuant to your comment. Certain of the accounting policies which are not at the current time material to the Company's operations have been deleted.

Executive Compensation, page 33

Summary Compensation Table, page 33

55. We agree that the Consulting Agreement may be construed for disclosure purposes as an employment agreement and the information required by Item 402(g) of Regulation S-B has been provided. As noted in the Amended Registration Statement, the compensation received by Mr. Hulays under the Consulting Agreement is in consideration for his services as an employee and officer of the Company. It is common practice for companies to compensate their senior officers through consulting contracts instead of employment agreements. The financial cost to a company is the same, however the company does not have the responsibility of being required to provide employment benefits or withhold income tax and related source deductions.

Directors Compensation, page 33

56. The disclosure stated that a fixed sum "may be paid", not that such a sum had been paid. As such, there is no "fixed sum" to quantify. As was noted in the Registration Statement, no amounts had been paid to directors as compensation.

Financial Statements, page 35

57. The reference to Canadian dollars has been corrected.

Recent Sales of Unregistered Securities - Last Three Years, page 38

58. The private placement offerings conducted by the Company in June of 2004 closed in two tranches; June 8 and June 28. These collectively were for the issuance of 8,000,000 shares for proceeds of $8,000. The financial statements have aggregated these issuances as being both occurring on June 8, 2004. The financial statements have been revised accordingly. As disclosed in the Registration Statement, the Company has not conducted four offerings as stated in your comment, but has only conducted three offerings.

Exhibits, page 39

59. Other than the Company's articles and bylaws, which have already been filed, the Company does not have any other instrument defining the rights of holders of its common stock. Supplementally, please find enclosed forms of the Company's Series A and Series B warrants.

Undertakings, page 39

60. The section of the undertaking referring to Rule 430(a), as referred to in Item 512(f) of Regulation S-B, has been deleted. However, as the balance of the undertaking remains applicable, it has remained in the Amended Registration Statement.

Exhibit 5.1 - Legality Opinion

61. The legal opinion of Clark, Wilson has been revised pursuant to your comment.

* * * *

Closing Comments

Please find enclosed both clean (four copies) and a black-lined version of the Amended Registration Statement on Form SB-2/A. The Amended Registration Statement has also been filed by Edgar. The black-lined version of the Amended Registration Statement has been marked to show changes between the version filed on December 1, 2004 and the version filed herewith.

We look forward to the receipt of any further comments which you may have in regard to the Amended Registration Statement shortly. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

CLARK, WILSON

Per: /s/ William L. Macdonald

William L. Macdonald

cc: Ted Yu, SEC (fax 202-942-9594)
Inessa Berenbaum
Kyle Moffat

Netfone, Inc.
Attention: Rafeh Hulays